March 12, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3561

Attention: Mr. Larry Spirgel

Re:	Clearwire Corporation

Schedule 13E-3

Filed February 1, 2013

File No. 005-84306

Preliminary Proxy Statement on Schedule 14A

Filed February 1, 2013

File No. 001-34196

Dear Mr. Spirgel,

This letter is being furnished by Clearwire Corporation, a Delaware corporation (“Clearwire” or the “Company”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated February 28, 2013 to Erik Prusch, President and Chief Executive Officer, with respect to Clearwire’s Schedule 13E-3 (File No. 005-84306) (the “Schedule 13E-3”) and Preliminary Proxy Statement on Schedule 14A (File No. 001-34196) (the “Proxy Statement”) that were filed with the Commission on February 1, 2013.

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment. Responses with respect to comments regarding information about Sprint Nextel Corporation (“Sprint”) are based on information provided by Sprint, responses with respect to comments regarding information about Centerview Partners LLC (“Centerview”) are based on information provided by Centerview, and responses with respect to comments regarding information about Evercore Group L.L.C. (“Evercore”) are based on information provided by Evercore.

In addition, Clearwire is hereby filing Amendment No. 1 (“Amendment No. 1”) to the Proxy Statement and Amendment No. 1 to the Schedule 13E-3. Amendment No. 1 has been

Clearwire Corporation

1475 120th Avenue Northeast, Bellevue, Washington 98005

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revised to reflect Clearwire’s responses to the comments from the Staff and to incorporate certain other updating and conforming changes. All page numbers in the responses below refer to Amendment No. 1, except as otherwise noted. We have enclosed a courtesy package, which includes four copies of Amendment No. 1, all of which have been marked to show changes from the initial filing of the Proxy Statement.

General

1.	Staff’s comment: Please provide your analysis as to whether SoftBank and its affiliates are affiliates of Clearwire that are engaged in the Rule 13e-3 transaction. We note that the Sprint-SoftBank Merger Agreement, pursuant to which SoftBank will acquire a 70% stake in Sprint and provide $8 billion in additional financing to Sprint, has been executed, and that the closing of that transaction is a condition to the closing of the Rule 13e-3 transaction. We also note the direct role played by SoftBank in negotiating the terms of the Rule 13e-3 transaction.

Response: Based on information provided by Sprint, the Company respectfully advises the Staff that SoftBank and its affiliates are not affiliates of Clearwire that are engaged in the Rule 13e-3 transaction. Rule 13e-3(a)(i) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), defines an “affiliate” of an issuer as a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with the issuer. “Control” under the Exchange Act is generally defined as the possession, direct or indirect, of the power to direct or cause the direction of management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

SoftBank does not control Sprint. Some indicia of this lack of control include:

•	SoftBank cannot designate Sprint directors.

•	SoftBank cannot hire or fire Sprint management.

•	SoftBank cannot compel the sale or other disposition of any Sprint asset.

•	SoftBank cannot compel Sprint to enter into any agreement.

•	SoftBank does not have beneficial or direct stock ownership in Sprint sufficient to control or even influence the outcome of stockholder meetings.

•	SoftBank does not control how Sprint’s 38,000+ telecommunications licenses are managed.

In addition, as discussed further below, SoftBank is prohibited by law from exercising control over Sprint’s assets until such control is approved.

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Because SoftBank does not control Sprint, it is not currently an affiliate of Sprint under the SEC rules, and, thus it is not an affiliate of, nor can it be deemed to control, Clearwire.

Sprint and SoftBank entered into a merger agreement (the “Sprint-SoftBank Merger Agreement”) and other related documents in October 2012, which relate to in the pending Sprint-SoftBank transaction (the “Sprint-SoftBank Merger”). Until the closing of the Sprint-SoftBank Merger, SoftBank has no right to designate any Sprint board members or other power to direct the management or policies of Sprint. As part of the bond purchase transaction pursuant to which SoftBank purchased a convertible bond from Sprint for $3.1 billion in October 2012, SoftBank acquired beneficial ownership of approximately 16.7% of Sprint’s common stock. However, the bond may not be converted (other than in connection with the closing of the Sprint-SoftBank Merger) until after the termination of the Sprint-SoftBank Merger Agreement, and SoftBank has agreed not to acquire any additional shares of stock of Sprint during the pendency of the Sprint-SoftBank Merger.

As is typical in business combinations, the Sprint-SoftBank Merger Agreement provides for certain interim covenants restricting Sprint’s business activities in the period between signing and closing. Among other things, these interim covenants prohibited Sprint from entering into the Clearwire transaction without first obtaining SoftBank’s consent. However, the inclusion of these operating covenants in a merger agreement does not give SoftBank a controlling position in relation to Sprint, or indirectly, Clearwire.

The fact that the mere existence of interim operating covenants in a merger agreement does not give rise to a control or affiliate status is supported by case law. See, e.g., Radol v. Thomas, 556 F. Supp. 586, 592 (S.D. Ohio 1983), aff’d 771 F.2d 244 (6th Circ. 1985) (the court found that, as a matter of law, the covenants contained in a merger agreement did not result in the determination that the acquirer had become an affiliate of the target under Rule 13e-3. The court noted that the covenants that required the target to refrain from extraordinary corporate activity and to use its best efforts to preserve intact its business organization did not result in the ability to direct or cause direction of the management or policies of that target to rise to the level of “control” for purposes of Rule 13e-3); Woodward & Lothrop, Inc. v. Schnabel, et al., 593 F. Supp. 1385 (D.D.C. 1984) (the court held that the acquisition of an option to purchase approximately 32% of a company’s shares (and the subsequent purchase thereof) and the right to enforce negative covenants in a merger agreement preventing the target from taking extraordinary corporate actions without the acquirer’s approval during the term of the agreement did not result in “control” such that the acquirer should be deemed an affiliate of the target). The fact that SoftBank and Sprint have entered into a merger agreement with certain contractual limitations on the actions of Sprint prior to closing does not grant SoftBank “control” of Sprint and does not result in SoftBank being an affiliate of Sprint, or indirectly, Clearwire.

Sprint holds approximately 38,000 licenses granted by the Federal Communications Commission (the “FCC”) that authorize Sprint to use spectrum in the 800 MHz, 900 MHz, 1.9 GHz and certain other spectrum bands to provide commercial mobile

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communications services in the United States. Clearwire holds approximately 14,000 2.5 GHz FCC spectrum licenses and leases to provide commercial mobile communications services in the United States. Section 310(d) of the Federal Communications Act of 1934, as amended (the “Communications Act”), requires prior FCC approval before an FCC licensee can directly or indirectly (including through the grant of control) transfer, assign, sell or lease its licensed (or leased) authority to any other person or entity. Thus, the Communications Act and the FCC’s rules and policies prohibit SoftBank from exercising control of either Sprint or Clearwire unless and until the FCC approves the proposed transactions.

The FCC’s rules implementing Section 310(d) set forth a process for FCC licensees to seek approval of proposed transfers of control of FCC authorizations. Accordingly, on November 15, 2012, Sprint and SoftBank filed applications for the transfer of control of Sprint’s FCC authorizations to SoftBank. On December 20, 2012, Sprint and SoftBank amended their applications to request FCC approval to also transfer control of Clearwire’s FCC authorizations to SoftBank. On December 27, 2012, the FCC issued a Public Notice inviting comments and/or petitions to deny the Sprint-SoftBank and Sprint-Clearwire-SoftBank transactions. The deadline for making such filings and for filing responsive pleadings closed on February 25, 2013. The record is now complete and the FCC is reviewing the proposed transactions. The FCC typically completes its review within 180 days of the Public Notice referenced above (although it is not legally required to do so). As stated above, SoftBank cannot exercise control of either Sprint or Clearwire until the FCC approves the proposed transactions.

In addition, the facts and circumstances of the Sprint-SoftBank transaction further demonstrate that SoftBank does not control Sprint. For example, during the course of negotiations of the Sprint-SoftBank Merger, SoftBank at one point proposed that the transaction be conditioned on Sprint acquiring all of the equity interests in Clearwire that Sprint did not already own. Although it had considered from time to time in the past pursuing such an acquisition, Sprint consistently and vigorously rejected this proposal, and ultimately prevailed, agreeing only to a closing condition that Sprint acquire the approximately 2.4% equity interest in Clearwire owned by Eagle River Holdings LLC (“Eagle River”). At the time of the Sprint-SoftBank Merger Agreement, the Sprint board had not determined to pursue an acquisition of Clearwire, and in fact had ensured in the Sprint-SoftBank Merger Agreement that it could not be compelled to pursue such an acquisition.

A significant benefit to Sprint of the SoftBank transaction is the $8.0 billion cash infusion included as part of the transaction (comprised of the proceeds from the $3.1 billion bond purchase in October 2012 and the additional $4.9 billion cash infusion from SoftBank upon the consummation of the Sprint-SoftBank Merger), which provides significant additional financial flexibility to Sprint. Following the announcement of the Sprint-SoftBank Merger on October 15, 2012, Sprint management began to consider ways to utilize this financial flexibility, and, as part of such analysis, began to consider the possible acquisition by Sprint of the equity interests in Clearwire that it did not own.

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Given the discussions leading up to the Sprint-SoftBank Merger Agreement and based on various discussions after the announcement thereof, Sprint management learned that SoftBank would likely be in favor of an acquisition by Sprint of the remainder of Clearwire at an appropriate price. This was important knowledge for Sprint to obtain, because under the interim operating covenants in the Sprint-SoftBank Merger Agreement, SoftBank’s consent to an acquisition of this magnitude would be required. Sprint also recognized that given the prospective Sprint-SoftBank Merger, and SoftBank’s prospective ownership of approximately 70% of Sprint, that it would be desirable to have SoftBank “on board” with the strategic objective of pursuing the acquisition.

Given the SoftBank consent requirement, Sprint strategically chose to include SoftBank in certain of the discussions with Clearwire regarding the terms of the transaction – not because SoftBank controlled Sprint or had the ability to compel Sprint to pursue the transaction, but because Sprint believed that such approach was the most effective and efficient way to ensure that any deal ultimately reached with Clearwire would be consented to by SoftBank. The Sprint board of directors, not SoftBank, made the decision to pursue the Clearwire transaction, and ultimately to approve the Clearwire merger agreement and related agreements. Throughout the negotiations with Clearwire, the Sprint board met independently and SoftBank neither controlled nor compelled the board’s decision to pursue and approve the transaction.

In the end, SoftBank did grant its consent to the Clearwire acquisition, subject to certain conditions consistent with the interim covenants in the Sprint-SoftBank Merger Agreement, including requirements that Sprint consider in good faith SoftBank’s comments and suggestions with respect to certain matters related to the Clearwire acquisition. In addition, also consistent with such covenants, Sprint agreed not to take certain actions with respect to the Clearwire acquisition without SoftBank’s consent. SoftBank’s requirement to include these additional negative covenants in the contractual terms of its consent provides additional support for the conclusion that SoftBank was not in a position otherwise to direct or cause the direction of the policies or management of Sprint. (A copy of such consent is filed as Exhibit 99.53 to Amendment No. 1 to Schedule 13D/A filed by Sprint with respect to Clearwire on December 19, 2012.)

The Staff notes that Sprint’s obligation to close the Merger with Clearwire is conditioned on the closing of the Sprint-SoftBank Merger. However, this does not undermine (and is consistent with) the conclusion that, currently, SoftBank does not control, and is not an affiliate of, Sprint. As noted above, one of the significant considerations for Sprint in determining to pursue the Clearwire acquisition at this time was the increased financial flexibility provided to Sprint by SoftBank’s $8.0 billion investment ($3.1 billion of which had already been received from the bond purchase in October 2012, and $4.9 billion of which would be contributed at the closing of the Sprint-SoftBank Merger). In evaluating the Clearwire transaction, the Sprint board determined that it was not willing to commit to consummate the Merger unless it was conditioned on the closing of the Sprint-SoftBank Merger (and its related cash infusion). In its negotiations with Clearwire,

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Sprint (at its board’s specific direction) required the right, if the Sprint-SoftBank Merger were terminated, to make a determination whether to proceed with the Clearwire transaction at that time. However, it is important to note that although Sprint did not desire to be legally compelled to acquire Clearwire in the absence of a transaction with SoftBank and the related additional funding, Sprint retained the right to make the decision to waive the condition and complete the Clearwire transaction even if the Sprint-SoftBank Merger Agreement were terminated and Sprint never received the final $4.9 billion of the funding. In all respects, the fundamental determination to acquire Clearwire remains under control of Sprint, as directed by its board of directors.

In light of the discussion above, Sprint believes it is clear that the facts do not support the proposition that Sprint is currently an affiliate of SoftBank, and thus do not indicate that SoftBank or its affiliates control Clearwire such that they should be considered to be engaged in the Rule 13e-3 transaction.

2.	Staff’s comment: Please amend your fairness determinations to state whether the company and other filings persons reasonably believe that the Rule 13e-3 transaction is substantively and procedurally fair or unfair to unaffiliated security holders. We note your characterization of the fairness to “holders of shares of [y]our Class A common stock,” other than Sprint, SOFTBANK or any of their respective affiliates.

Response: Based on the Staff’s comment, the Company has revised the disclosure throughout Amendment No. 1 to state that the Company and other filings persons reasonably believe that the Rule 13e-3 transactions is substantively and procedurally fair to unaffiliated stockholders.

3.	Staff’s comment: Please amend your disclosure regarding the benefits and detriments of the Rule 13e-3 transaction to the subject company, its affiliates and unaffiliated security holders for each filing person.

Response: Based on the Staff’s comment, the Company has revised the disclosure on page 71 regarding the benefits and detriments of the Rule 13e-3 transaction to the subject company, its affiliates and unaffiliated stockholders for each filing person.

4.	Staff’s comment: Please provide the disclosure required by Item 1012(d) and (e) of Regulation M-A, or direct us to where this information appears in your proxy statement.

Response: Based on the Staff’s comment, the Company has revised the disclosure on pages 2, 82 and 132 to provide the disclosure required by Item 1012(d) and (e) of Regulation M-A.

5.	Staff’s comment: Please provide an analysis as to whether each element of Proposal 2 and Proposal 3 represents a separate matter under Rule 14a-4(a)(3).

Response: The Company respectfully advises the Staff that it has considered Rule 14a-4(a)(3) and guidance issued by the Staff with respect thereto, and respectfully submits that it does not believe that the elements of Proposals 2 and 3 (the “Proposals”) represent “separate matters” required to be presented in separate proposals.

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The Company’s Class A Common Stock and Class B Common Stock (collectively, the “Common Stock”) vote as a single class, and, as more fully described in the Proxy Statement, either class can be issued in exchange of the 1.00% Exchangeable Notes due 2018 (the “Notes”) at the noteholder’s election. In addition, pursuant to the Company’s amended and restated certificate of incorporation, shares of Class B Common Stock together with Class B Units of Clearwire Communications LLC are convertible into shares of Class A Common Stock, and the Company is required to have a sufficient number of shares of Class A Common Stock authorized and available to permit such conversion.

The Proposals to be voted on by the stockholders necessarily require an increase in the number of authorized shares of both Class A Common Stock and Class B Common Stock, and the authorization to issue additional shares of both Class A Common Stock and Class B Common Stock under NASDAQ listing rules, since the currently-authorized shares of Common Stock and our authorization to issue Common Stock under NASDAQ listing rules is insufficient to accommodate the number of shares of Common Stock that would be needed to exchange all of the Notes that could be issued to Sprint pursuant to the Note Purchase Agreement.

The Company respectfully submits that each of the Proposals as they relate to both the Class A Common Stock and Class B Common Stock are not independent or separate matters, and believes that the elements of each of the Proposals comprise a unitary matter for the purpose of giving the Company the ability to exchange the Notes that may be issued to Sprint pursuant to the Note Purchase Agreement. The Company would not be able to exchange all of the Notes that could be issued pursuant to the Note Purchase Agreement without an increase in the authorized share capital of both Class A Common Stock and Class B Common Stock, and the authorization to additional shares of both Class A Common Stock and Class B Common Stock under NASDAQ listing rules. As such, the individual components of the Proposal cannot be considered or viewed in isolation and the Company respectfully submits that stockholders should instead consider each of the Proposals in their entirety.

6.	Staff’s comment: Disclosure indicates that, on October 5, 2012, the president of Sprint and representatives of Clearwire began negotiations with respect to increases to Sprint’s ownership stake in the company, and specifically indicated a desire to buy out the shares of one of the remaining SIGs. However, we are unable to locate Schedule 13D disclosure regarding these plans and proposals. Please advise. In your response, please specify when Sprint first disclosed on Schedule 13D its plans or proposals with respect to this transaction, and the state of the negotiations at that time.

Response: Based on information provided by Sprint, the Company respectfully advises the Staff that beginning with the filing of the initial Schedule 13D with respect to Clearwire by Sprint, Sprint Holdco, LLC (“Sprint Holdco”), Comcast Corporation and its

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affiliates (“Comcast”), Time Warner Cable Inc. and its affiliates (“Time Warner Cable”), Bright House Networks and its affiliate (“Bright House”), Google Inc., and Eagle River and its affiliates on December 5, 2008, the reporting persons had reserved the right to develop plans and proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. In a Schedule 13D/A (Amendment No. 12) filed on September 14, 2012 by Sprint, Comcast, Time Warner Cable, Bright House Networks and Eagle River, Time Warner Cable indicated an intent to sell Clearwire shares and the reporting persons (which included Sprint) amended their response to Item 4 thereof and stated that the reporting persons “intend to review their holdings in the Issuer on a continuing basis and, depending upon the price of the Issuer’s securities, subsequent developments affecting the Issuer, the business prospects of the Issuer, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider alternatives with respect to their holdings in the Issuer.”

At the time of the filing of Amendment No. 12, Sprint was in the early stages of discussing a transaction with SoftBank and SoftBank had proposed that a Clearwire acquisition be included as part of its investment in Sprint. Sprint was also considering other strategic alternatives to the SoftBank transaction, including a possible standalone transaction with respect to Clearwire and possible transactions that did not involve Clearwire. As discussions with SoftBank progressed, SoftBank continued to request, as a condition to entering into the transaction with Sprint, that Sprint acquire additional equity interests in Clearwire, and perhaps commit to acquiring the entire company.

As a result of these developments with SoftBank and in order to assess Clearwire’s status while Sprint pursued negotiations with SoftBank, Mr. Cowan reached out to Clearwire on October 5, 2012 with respect to the possible acquisition of an additional equity interest in the Company, either by the purchase of the equity from Clearwire (including pursuant to a rights offering) or from one or more of the SIGs. This outreach, and the discussions between Sprint and Clearwire reflected a desire of Sprint to attempt to develop a mechanism to provide funding or other support to Clearwire, which Sprint believed Clearwire would need as well as to satisfy SoftBank that Sprint had a requisite level of participation in the Clearwire governance structure that it would be involved in the dialogue of any significant developments potentially to be taken by Clearwire or otherwise affecting Clearwire’s strategic direction. Sprint believed that its ability to do so in the executory period of the Sprint-SoftBank Merger could be constrained, including due to possible delays or interruptions in the regulatory timeline. As part of its negotiations with Sprint, SoftBank agreed that the acquisition of the Eagle River shares would ameliorate the perceived constraint.

As discussions with SoftBank continued and progress on potential terms of a transaction between SoftBank and Sprint was made, including with respect to Sprint’s relationship with Clearwire, Sprint agreed to purchase the Eagle River shares pursuant to a right of first offer notice issued by Eagle River on October 13, 2012. The Sprint-SoftBank transaction was announced on October 15, 2012. Once the Sprint-SoftBank transaction

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was announced and the Eagle River right of first offer notice reissued on October 17, 2012 (as disclosed in the preliminary proxy statement), Sprint and the SIGs filed a Schedule 13D/A on October 18, 2012 disclosing that Sprint had agreed to purchase Eagle River’s equity interests. At this time, Sprint did not intend to pursue an acquisition of the remaining equity interests in Clearwire that it did not own, and it had no agreement, arrangement or understanding with SoftBank with respect to any such acquisition.

Sprint management had previously been interested in exploring acquiring the equity of Clearwire it did not already own, but among other reasons, generally did not necessarily have the financial resources readily accessible for such a transaction. In connection with the execution of the Sprint-SoftBank Merger Agreement in October 2012, SoftBank purchased a convertible bond from Sprint in the amount of $3.1 billion. This cash infusion provided Sprint with increased financial flexibility, and Sprint began to consider its investment alternatives, including an acquisition of Clearwire and other possible transactions that did not involve Clearwire. As disclosed in the preliminary proxy statement, beginning in late October, Clearwire and Sprint management (with SoftBank participating at times) engaged in discussions regarding a possible acquisition of Clearwire. Sprint also recognized that given the prospective Sprint-SoftBank Merger, and SoftBank’s prospective ownership of approximately 70% of Sprint, that it was prudent to have SoftBank’s agreement with the strategic objective of pursuing the acquisition. Importantly, although Sprint management had engaged in discussions with Clearwire, the Sprint board of directors had not met to approve a standalone acquisition of Clearwire. Once discussions on potential terms had advanced and Sprint management concluded that, among the various alternatives available to Sprint, management would recommend pursuing a transaction, based on the terms that had been developed by Sprint management at that point, with Clearwire, management determined to present the terms of the proposed transaction to the Sprint board of directors. On December 12, 2012, the Sprint board of directors met and authorized Sprint’s management to proceed with discussions with Clearwire with the intent to attempt to reach a definitive agreement for a potential merger transaction. At that point, Sprint determined to acquire Clearwire. Given this change in intent, Sprint promptly filed a Schedule 13D/A on December 13, 2012 disclosing this change in intent and the terms of its proposal with respect to Clearwire.

7.	Staff’s comment: Please include the information contained in response to Item 3 of your Schedule 13E-3 in the proxy statement.

Response: Based on the Staff’s comment and on information provided by Sprint, the Company has revised the disclosure on pages 159-164 to include the information contained in response to Item 3 of our Schedule 13E-3 in the proxy statement.

8.	Staff’s comment: Please advise us, with a view towards disclosure, whether pro-forma presentation is necessary in connection with Proposals 2 and 3.

Response: The Company respectively advises the Staff that it has considered whether pro-forma presentation is necessary in connection with Proposals 2 and 3, and

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respectfully submits that it does not believe that such a presentation is material to investors in light of other disclosure in the Proxy Statement. As disclosed in the Proxy Statement, if our stockholders fail to approve Proposal 2 or Proposal 3, the Company will only be able to request up to approximately $503 million or $410 million, respectively, of the financing provided by Sprint under the Note Purchase Agreement. In addition, as disclosed in the Proxy Statement, the Company has made the $80 million March 2013 draw, and, if these proposals are adopted, will have the ability to make seven additional $80 million draws through October 2013 under the Note Purchase Agreement, subject to certain conditions. As a result, the Company respectfully submits that the disclosure in the Proxy Statement presents all of the material information for stockholders to determine the effect of voting for or against Proposals 2 and 3 and narratively explains the effect this may have on the Company’s long-term debt.

9.	Staff’s comment: We note under Proposals 2 and 3 you are asking for approval to increase your authorized capital and to issue additional shares of common stock in connection with the Note Purchase Agreement. Please revise to discuss the potential anti-takeover and dilutive effects of these proposals; especially if the Merger Agreement is terminated and further Notes are not issued.

Response: Based on the Staff’s comment, the Company has added disclosure on pages 75 to discuss the potential anti-takeover and dilutive effects of Proposals 2 and 3.

Background of the Merger

10.	Staff’s comment: We note your disclosure on pages 17, 18, and 19 which covers a majority of 2012. Page 18 discloses discussions held with other suitors in February, May, June 2012, and in the spring of 2012. The last paragraph on page 18 begins with “Throughout most of this period,” and the first paragraph on page 19 begins with “Also throughout this period.” Please clarify the time periods discussed in these paragraphs.

Response: Based on the Staff’s comment, the Company has revised the disclosure on pages 18 and 19 to clarify the time periods discussed in the paragraphs discussed in the Staff’s comment above.

11.	Staff’s comment: We note your disclosure in the second full paragraph on page 19 that the Company was facing significant long-term liquidity concerns. Please further specify these concerns.

Response: Based on the Staff’s comment, the Company has revised the disclosure on page 19 to further specify the concerns relating to the Company’s liquidity.

12.	Staff’s comment: We note your disclosure in the fourth full paragraph on page 19. Please disclose the SIG from whom Mr. Cowan desired to purchase shares. Further disclose the period of time for which Sprint may not address financing issues.

Response: Based on the Staff’s comment, the Company has revised the disclosure on page 19 to clarify that Mr. Cowan indicated that Sprint desired to purchase shares from any one of the SIGs, and to disclose the period of time for which Sprint may not address financing issues.

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13.	Staff’s comment: We note your disclosure in the sixth full paragraph on page 19. Please disclose the name of the SIG who disagreed with the waiver.

Response: Based on the Staff’s comment, the Company has revised the disclosure on page 19 to disclose the name of the SIG who disagreed with the waiver.

14.	Staff’s comment: We note your disclosure in the third full paragraph on page 20. Please provide your analysis as to whether Mr. Hesse’s discussions to buy shares of Clearwire from one or more of the SIGs and Eagle River, or Sprint’s acquisition of Eagle River’s shares, gave rise to an obligation to file a Schedule 13E-3.

Response: Based on information provided by Sprint, the Company respectfully advises the Staff that neither Sprint’s discussions to buy shares of Clearwire from one or more of the SIGS, nor Sprint’s acquisition of the Eagle River shares, gave rise to an obligation to file a Schedule 13E-3.

Under Rule 13e-3(a)(3), a Rule 13e-3 transaction is defined as “any transaction or series of transactions … which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the [following] effects …:

•

“Causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Act to become eligible for termination of registration under Rule 12g-4 or Rule 12h-6 or causing the reporting obligations with respect to such class to become eligible for termination under Rule 12h-6; or suspension under Rule 12h-3 or section 15(d); or

•

Causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.”

Under this definition, Sprint’s discussions to buy shares of Clearwire from one or more of the SIGs did not require a Schedule 13E-3 filing because the first requirement of a Rule 13e-3 transaction is that a covered “transaction” must be involved. Sprint’s discussions to buy shares of Clearwire from one or more of the SIGS and Sprint’s acquisition of the Eagle River shares did not satisfy the “transaction” requirement. These discussions and the Eagle River acquisition did not have the reasonable likelihood or a purpose of producing, either directly or indirectly, the going private effects described in Rule 13e-3(a)(3). As discussed above, the Eagle River transaction was entered into in connection with the Sprint-SoftBank Merger Agreement only after Sprint had strenuously objected to SoftBank’s proposal that Sprint purchase all of Clearwire. Only after lengthy negotiations did the parties agree that Sprint’s purchase of the Eagle River shares would

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be the only Clearwire-related condition to the Sprint-SoftBank Merger. Whatever impact (if any) the acquisition from Eagle River may have had, such acquisition from Eagle River did not have the reasonable likelihood or purpose of producing a going-private transaction with respect to Clearwire. On the contrary, Sprint’s objection to such a going-private transaction (a complete acquisition of Clearwire) as an element of the SoftBank transaction demonstrates that this was not the purpose of the share acquisition. Similarly, Sprint’s acquisition of the additional approximately 2.3% of Clearwire’s voting stock represented by the Eagle River shares did not have the reasonable likelihood of producing a going-private transaction. As discussed above, at the time Sprint entered into the Eagle River transaction, it had no intent to purchase the remaining shares of Clearwire that it did not already own.

Because of the various restrictions under the Clearwire Equityholders’ Agreement (the “EHA”), any going private transaction conducted by Sprint with respect to Clearwire generally requires the review and recommendation by a majority of the directors on Clearwire’s audit committee (a majority of which is comprised of non-Sprint designees) and the approval of (i) a majority of the disinterested directors, (ii) a majority of the directors of the Company (excluding any directors designated by Sprint or its affiliates under the EHA) and (iii) a majority of the directors with related party directors abstaining. In addition, pursuant to the EHA, any going private acquisition by Sprint would generally have to be approved, at a minimum, by the holders of at least a majority of the outstanding shares of Clearwire voting stock not held by Sprint or its affiliates. In addition, depending on the timing and nature of the transaction, certain other equityholder approval rights and supermajority stockholder approvals may be required. The acquisition of Eagle River’s approximate 2.3% equity interest in Clearwire did not alter these requirements in any way nor make it any more likely that such requirements would be satisfied, which further supports the conclusion that the acquisition did not have a reasonable likelihood or purpose of producing a going-private transaction with respect to Clearwire.

15.	Staff’s comment: We note your disclosure in the first paragraph on page 21. Please disclose the SIGs who objected to the form of the right of first offer notice.

Response: Based on the Staff’s comment, the Company has revised the disclosure on page 21 to disclose the SIGs who objected to the form of the right of first offer notice.

16.	Staff’s comment: We note your disclosure in the fourth paragraph on page 21. Please disclose in more detail the company’s significant ongoing long-term capital needs and substantial debt.

Response: Based on the Staff’s comment, the Company has revised the disclosure on page 21 to disclose in more detail the Company’s significant ongoing long-term capital needs and substantial debt.

17.	Staff’s comment: We note your disclosure in the second full paragraph on page 22. Please disclose the potential revisions to the term sheet.

Response: Based on the Staff’s comment, the Company has revised the disclosure on page 22 to disclose the potential revisions to the term sheet.

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18.	Staff’s comment: We note your disclosure in the third paragraph on page 23. Please disclose the name of the SIGs.

Response: Based on the Staff’s comment, the Company has revised the disclosure on page 23 to disclose the name of the SIGs.

19.	Staff’s comment: We note your disclosure in the second full paragraph on page 24. Please disclose the factors limiting the company’s ability to access the capital markets and the details of the restructuring alternative.

Response: Based on the Staff’s comment, the Company has revised the disclosure on page 24 to disclose the factors limiting the Company’s ability to access the capital markets and the details of the restructuring alternative.

20.	Staff’s comment: We note your disclosure in the third full paragraph on page 24. Please disclose Mr. Ergen’s response to Mr. Stanton.

Response: Based on the Staff’s comment, the Company has revised the disclosure on page 24 to disclose Mr. Ergen’s response to Mr. Stanton.

21.	Staff’s comment: We note your disclosure in the last paragraph on page 24 and top of page 25. The SIGs were supportive of the Sprint transaction but that support depended on price and other terms. Please disclose these other terms. Further, disclose in more detail at the top of page 25 the long term liquidity constraints of Clearwire and the complexities, restrictions, and challenges inherent in Clearwire’s governance and ownership structure. Also, disclose in more detail the discussions the Special Committee had with its advisors on the long-term viability of the Company in the absence of a strategic transaction.

Response: Based on the Staff’s comment, the Company has revised the disclosure on pages 24 and 25 to disclose the other terms of the Sprint transactions discussed in the Staff’s comment above and to disclose in more detail the long term liquidity constraints of Clearwire and the complexities, restrictions, and challenges inherent in Clearwire’s governance ownership structure. In addition, the Company has revised the disclosure on page 25 to clarify that the discussions the Special Committee had with its advisors on December 3, 2012, reiterated the discussions described earlier in the same paragraph.

22.	Staff’s comment: We note your disclosure in the first paragraph on page 27. Please disclose Mr. Ergen’s response to Mr. Stanton.

Response: Based on the Staff’s comment, the Company has revised the disclosure on page 27 to disclose Mr. Ergen’s response to Mr. Stanton.

United States Securities and Exchange Commission

Division of Corporation Finance

23.	Staff’s comment: We note your disclosure in the second paragraph on page 27. Please disclose the results of the phone call.

Response: Based on the Staff’s comment, the Company has revised the disclosure on page 27 to disclose the results of the phone call between Messrs. Prusch, Stanton and Mr. Cowan.

24.	Staff’s comment: We note your disclosure in the last paragraph on page 28 and top of page 29. Please disclose the results of the discussion by the Special Committee and Audit Committee regarding the consideration being offered by DISH versus Sprint.

Response: Based on the Staff’s comment, the Company has revised the disclosure on page 29 to disclose the results of the discussion by the Special Committee and Audit Committee regarding the consideration being offered by DISH versus Sprint.

25.	Staff’s comment: We note your disclosure in the last paragraph on page 29. Please disclose in more detail the stockholder opposition to the transaction with Sprint.

Response: Based on the Staff’s comment, the Company has revised the disclosure on page 30 to disclose in more detail the stockholder opposition to the transaction with Sprint.

26.	Staff’s comment: We also note from the last paragraph on page 29 that Centerview compared the economic terms of a spectrum sale to the offer by Sprint. Each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Please revise to summarize this presentation and confirm that you have filed all written materials, including board books, as exhibits to the Schedule 13E-3. We also note in this regard that the presentations filed as exhibits (c)(3) through (c)(5) do not appear to be summarized in your proxy statement.

Response: Based on the Staff’s comment, the Company has revised the disclosure on pages 55-58 to summarize the presentations filed as exhibits (c)(3) through (c)(5) to the Schedule 13E-3. The Company has also filed the presentations made by Centerview to the Special Committee on December 14 and 16 and has revised the disclosure on pages 55-58 to summarize these presentations.

27.	Staff’s comment: We note your disclosure in the second paragraph on page 30. Please disclose any material issues from the summary of stockholders’ communications and management’s actions.

Response: Based on the Staff’s comment, the Company has revised the disclosure on page 30 to clarify that the stockholder communications and the actions that management had taken had each occurred in the past.

United States Securities and Exchange Commission

Division of Corporation Finance

28.	Staff’s comment: We note your disclosure in the first full paragraph on page 31. Please disclose any material issues from Mr. Stanton’s review of the communications with the SIGs regarding the Sprint transaction.

Response: Based on the Staff’s comment, the Company has revised the disclosure on page 31 to disclose material issues from Mr. Stanton’s review of the communications with the SIGs regarding the Sprint transaction.

Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger, page 35

29.	Staff’s comment: We note your disclosure in the sixth bullet on page 36. Please explain in more detail why the DISH Proposal would not address the company’s long term liquidity constraints.

Response: Based on the Staff’s comment, the Company has revised the disclosure on page 38 to disclose in more detail why the DISH Proposal would not address the Company’s long term liquidity constraints.

30.	Staff’s comment: We note your disclosure in the eighth bullet on page 39. Please provide more details on the communications from the stockholders such as their names and the issues, concerns, and strategic matters raised in those communications.

Response: Based on the Staff’s comment, the Company has revised the disclosure on page 41 to disclose the identity of stockholders who made the communications and to clarify that these communications are publicly available.

31.	Staff’s comment: We note your disclosure in the second bullet on page 40. Please provide more details on the range of your stock price above $2.97 and the dates for these prices.

Response: Based on the Staff’s comment, the Company has revised the disclosure on page 42 to provide more detail on the range of our stock price above $2.97 and the dates for these prices.

32.	Staff’s comment: We note your disclosure in the third bullet and that approval by 75% of your outstanding shares is required under the Merger Agreement. Please disclose the percentage of outstanding shares held by Sprint and its affiliates and the percentage of outstanding shares held by parties to the Voting Agreement. In this regard, we note your disclosure on page 10. Further, disclose the percentage of shares needed to meet the 75% approval threshold. Please make appropriate disclosures throughout your filing.

Response: Based on the Staff’s comment, the Company has revised the disclosure on page 132 to disclose the percentage of outstanding shares held by Sprint and its affiliates and the percentage of outstanding shares held by parties to the Voting Agreement and to disclose the percentage of shares needed to meet the 75% approval threshold.

United States Securities and Exchange Commission

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33.	Staff’s comment: We further note under the Merger Agreement approval by a majority of the outstanding shares not held by Sprint or its affiliates is required. Please disclose the percentage of outstanding shares held by parties to the Voting Agreement that will count towards this majority that have agreed to vote for the merger and the balance of the percentage of outstanding shares needed to meet this threshold. Please make appropriate disclosures throughout your filing.

Response: Based on the Staff’s comment, the Company has revised the disclosure on page 132 to disclose the percentage of outstanding shares held by parties to the Voting Agreement that will count towards this majority that have agreed to vote for the merger and the balance of the percentage of outstanding shares needed to meet this threshold.

34.	Staff’s comment: Please revise the reference to “arm’s-length negotiations” appearing in this subsection and elsewhere in the document. References to arm’s-length negotiations are inappropriate in a transaction that was negotiated with a related party.

Response: Based on the Staff’s comment, the Company has revised the disclosure on pages 42 and 45 to remove the reference to “arm’s-length negotiations”.

Position of Sprint Parties Regarding the Fairness of the Merger, page 42

35.	Staff’s comment: Please tell us whether any presentation materials attributable to Citigroup should be filed as exhibits to your Schedule 13E-3 and summarized in your proxy statement as described above.

Response: The Company respectfully advises the Staff, based on information provided by Sprint, that there are no presentation materials attributable to Citigroup that should be filed as exhibits to our Schedule 13E-3 or summarized in our proxy statement.

Opinion of Financial Advisor to the Special Committee, page 45

36.	Staff’s comment: Please disclose the method of selection of both Centerview and Evercore. See Item 1015(b)(3) of Regulation M-A.

Response: The Company respectfully advises the Staff that the method of selecting Centerview as the Special Committee’s financial advisor is already disclosed on pages 58 and 59 and that the method of selecting Evercore as the Company’s financial advisor is already disclosed on pages 68 and 69. Other than as described on pages 58, 59, 68 and 69, the Company supplementally advises the Staff that no additional method of selection was used that is required to be described pursuant to Item 1015(b)(3) of Regulation M-A.

United States Securities and Exchange Commission

Division of Corporation Finance

Summary of Centerview’s Opinion, page 46

37.	Staff’s comment: We note your disclosure in the sixth bullet regarding internal data. Please confirm through additional disclosure that the discussion under Prospective Financial Information on pages 68 and 69 is materially the same as the internal data.

Response: Based on the Staff’s comment and on information provided by Centerview, the Company has revised the disclosure on page 48 to confirm that the discussion under Prospective Financial Information on pages 68 and 69 is materially the same as the internal data.

Historical Stock Trading Analysis, page 48

38.	Staff’s comment: We note Centerview compared the results of this analysis to the Merger Consideration. Please disclose the results of this comparison and the determinations drawn from this comparison.

Response: Based on the Staff’s comment and on information provided by Centerview, the Company has revised the disclosure on page 50 to disclose the results of the comparison of the historical stock trading analysis to the Merger Consideration, and the determinations drawn from this comparison.

Analyst Price Targets Analysis, page 48

39.	Staff’s comment: Please disclose the name of the analysts, their predicted price targets, and the achievement date of those targets. Further, we note Centerview compared the results of this analysis to the Merger Consideration. Please disclose the results of this comparison and the determinations drawn from this comparison.

Response: Based on the Staff’s comment and on information provided by Centerview, the Company has revised the disclosure on pages 50 and 51 to disclose the name of the analysts, their predicted price targets, and the achievement date of those targets and to disclose the results of the comparison of the analyst price target analysis to the Merger Consideration, and the determinations drawn from this comparison.

Selected Precedent Spectrum Transactions Analysis, page 48

40.	Staff’s comment: We note your disclosure at the top of page 50. Please disclose Centerview’s determinations or conclusions after it made its comparison and disclose how the Merger Consideration compared to the illustrative implied equity value range; that is, disclose whether the Merger Consideration fell within this range. Further, disclose whether the implied transaction value per MHz-POP of $0.211 fell within the range disclosed in the last paragraph on page 49.

Response: Based on the Staff’s comment and on information provided by Centerview, the Company has revised the disclosure on pages 51 and 52 to disclose Centerview’s determinations or conclusions after it made its comparison and disclose how the Merger

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Consideration compared to the illustrative implied equity value range and whether the Merger Consideration fell within this range. Further, the Company has revised the disclosure on page 52 and 53 to disclose whether the implied transaction value per MHz-POP of $0.211 fell within the range disclosed in the last paragraph on page 51.

41.	Staff’s comment: Your disclosure does not address the AWS spectrum precedents analyzed by Centerview. Please advise, with a view toward disclosure, why Centerview does not appear to have taken these precedents into account.

Response: Based on the Staff’s comment and on information provided by Centerview, the Company has revised the disclosure on pages 51 and 52 to disclose why Centerview does not appear to have taken the AWS spectrum precedents into account.

As noted by the Staff, in connection with the Selected Precedent Spectrum Transactions Analysis, Centerview reviewed certain information relating to selected precedent transactions involving acquisitions of spectrum blocks in the advanced wireless services (AWS) spectrum band in addition to the transactions involving acquisitions of spectrum blocks in the 2.5 GHZ, WCS and MSS spectrum bands disclosed in the Proxy Statement.

The AWS transactions were omitted from the Selected Precedent Spectrum Transactions Analysis because Centerview determined, based on its experience and professional judgment and conversations with senior management and representatives of the Company, that the AWS spectrum was insufficiently comparable to the Company’s spectrum assets for purposes of Centerview’s analysis due to, among other things, the fact that (i) AWS spectrum has lower frequencies which allow for, among other things, better propagation characteristics and more effective penetration of foliage and buildings, (ii) AWS spectrum is subject to a different licensing scheme than spectrum in the 2.5 GHZ block, which utilizes non-standard geographic classifications and involves the management of multiple licenses and lessors, and (iii) there is generally a higher demand for AWS spectrum due to the fact that, among other things, many industry participants already own significant blocks of AWS spectrum.

Premiums Paid Analysis, page 50

Cash Transactions, page 50

42.	Staff’s comment: We note your disclosure in the fourth full paragraph on page 50. Please disclose Centerview’s determinations and/or conclusions drawn from its comparison and whether the Merger Consideration fell within the implied equity value range.

Response: Based on the Staff’s comment and on information provided by Centerview, the Company has revised the disclosure on pages 52 and 53 to disclose Centerview’s determinations and conclusions drawn from its cash transactions comparison and whether the Merger Consideration fell within the implied equity value range.

United States Securities and Exchange Commission

Division of Corporation Finance

43.	Staff’s comment: Similarly, we note your disclosure in the fifth full paragraph on page 50. Please disclose Centerview’s determinations and/or conclusions drawn from its comparison and whether the Merger Consideration fell within the implied equity value range.

Response: Based on the Staff’s comment and on information provided by Centerview, the Company has revised the disclosure on pages 52 and 53 to disclose Centerview’s determinations and conclusions drawn from its cash transactions comparison and whether the Merger Consideration fell within the implied equity value range.

Minority Buy-Outs, page 51

44.	Staff’s comment: We note your disclosure in the penultimate paragraph on page 51. Please disclose Centerview’s determinations and/or conclusions drawn from its comparison and whether the Merger Consideration fell within the implied equity range.

Response: Based on the Staff’s comment and on information provided by Centerview, the Company has revised the disclosure on pages 52 and 53 to disclose Centerview’s determinations and conclusions drawn from its minority buy-outs comparison and whether the Merger Consideration fell within the implied equity value range.

45.	Staff’s comment: We note your disclosure at the top of page 52. Please disclose Centerview’s determinations and/or conclusions drawn from its comparison and whether the Merger Consideration fell within the implied equity range.

Response: Based on the Staff’s comment and on information provided by Centerview, the Company has revised the disclosure on page 54 to disclose Centerview’s determinations and conclusions drawn from its minority buy-outs comparison and whether the Merger Consideration fell within the implied equity value range.

Discount Cash Flow Analysis, page 52

46.	Staff’s comment: We note your disclosure of implied equity value ranges in the third full paragraph on page 52. Please disclose Centerview’s determinations and/or conclusions drawn from its comparison and whether the Merger Consideration fell within the implied equity range.

Response: Based on the Staff’s comment and on information provided by Centerview, the Company has revised the disclosure on page 55 to disclose Centerview’s determinations and conclusions drawn from its discount cash flow analysis comparison and whether the Merger Consideration fell within the implied equity value range.

Opinion of Financial Advisor to the Board of Directors, page 54

47.	Staff’s comment: We note your disclosure in (iii) regarding Management Projections. Please confirm through additional disclosure that the discussion under Prospective Financial Information on pages 68 and 69 is materially the same as the Management Projections.

Response: Based on the Staff’s comment and on information provided by Evercore, the Company has revised the disclosure on page 60 to disclose that the discussion under Prospective Financial Information on pages 68 and 69 is materially the same as the Management Projections.

United States Securities and Exchange Commission

Division of Corporation Finance

Analysis of Precedent Premia Paid, page 57

48.	Staff’s comment: We note the implied equity value ranges disclosed at the top of page 58. Please disclose Evercore’s determination and/or conclusions drawn from comparing the ranges to the Merger Consideration and whether the Merger Consideration fell within the ranges.

Response: Based on the Staff’s comment and on information provided by Evercore, the Company has revised the disclosure on page 63 to disclose Evercore’s determination and/or conclusions drawn from comparing the ranges from the precedent premia paid analysis to the Merger Consideration and whether the Merger Consideration fell within the ranges.

Analysis of Selected Publicly-Traded Companies, page 58

49.	Staff’s comment: We note implied per share equity ranges disclosed at the top of page 59. Please disclose Evercore’s determination and/or conclusions drawn from comparing the ranges to the Merger Consideration and whether the Merger Consideration fell within the ranges.

Response: Based on the Staff’s comment and on information provided by Evercore, the Company has revised the disclosure on page 64 to disclose Evercore’s determination and/or conclusions drawn from comparing the ranges from the selected publicly-traded companies analysis to the Merger Consideration and whether the Merger Consideration fell within the ranges.

Analysis of Selected Precedent Spectrum Transactions, page 59

50.	Staff’s comment: We note the implied per share equity ranges disclosed in the middle of page 60. Please disclose Evercore’s determination and/or conclusions drawn from comparing the ranges to the Merger Consideration and whether the Merger Consideration fell within the ranges.

Response: Based on the Staff’s comment and on information provided by Evercore, the Company has revised the disclosure on page 66 to disclose Evercore’s determination and/or conclusions drawn from comparing the ranges from the selected precedent spectrum transaction analysis to the Merger Consideration and whether the Merger Consideration fell within the ranges.

United States Securities and Exchange Commission

Division of Corporation Finance

Analysis of Discounted Cash Flow, page 60

51.	Staff’s comment: We note the implied equity value ranges on page 61. Please disclose Evercore’s determination and/or conclusions drawn from comparing the ranges to the Merger Consideration and whether the Merger Consideration fell within the ranges.

Response: Based on the Staff’s comment and on information provided by Evercore, the Company has revised the disclosure on page 67 to disclose Evercore’s determination and/or conclusions drawn from comparing the ranges from the discounted cash flow analysis to the Merger Consideration and whether the Merger Consideration fell within the ranges.

Review of Research Analyst Price Targets, page 61

52.	Staff’s comment: Please disclose the names of the analysts, their price targets, and achievement date of those targets.

Response: Based on the Staff’s comment and on information provided by Evercore, the Company has revised the disclosure on page 68 to disclose the names of the analysts, their price targets, and achievement date of the research analyst price targets.

Purpose and Reasons of Sprint Parties for the Merger, page 63

53.	Staff’s comment: Please refer to Item 1013(c) of Reg. M-A and further elaborate on the reasons for undertaking the going private transaction at this time. Please disclose the influence of SoftBank on undertaking this transaction at this time. We note your disclosure in the Background section such as on page 20 and 23.

Response: Based on the Staff’s comment and on information provided by Sprint, the Company has revised the disclosure on page 70 to further elaborate on the reasons for undertaking the going private transaction.

Golden Parachute Compensation, page 74

54.	Staff’s comment: Please provide disclosure under Item 402(t) of Regulation S-K with respect to each named executive officer of Sprint and Clearwire regarding any agreement or understanding between such named executive officer and Sprint or Clearwire.

Response: Based on the Staff’s comment, the Company has revised the disclosure on page 82 to clarify that none of the named executive officers of Sprint have any agreement or understanding with Sprint or Clearwire regarding any disclosure that would be required under Item 402(t).

United States Securities and Exchange Commission

Division of Corporation Finance

Financing the Merger, page 78

55.	Staff’s comment: We note Sprint will pay for the transaction with cash on hand of $2.2 billion. However, it appears this amount will be financed in part by SoftBank. Please advise and revise as necessary.

Response: Based on the Staff’s comment and on information provided by Sprint, the Company has revised the disclosure on page 86 to further discuss the sources of financing for the transaction.

Regulatory Approvals, page 79

56.	Staff’s comment: Please update this section for any material developments.

Response: Based on the Staff’s comment, the Company has revised the disclosure on page 87 to provide disclosure relating to material developments regarding the regulatory approvals.

Accounting Treatment, page 83

57.	Staff’s comment: Since Sprint apparently recently acquired a majority interest in Clearwire, it appears it may be necessary for you to update your disclosure of the accounting treatment. Please revise accordingly or advise us.

Response: Based on information provided by Sprint, the Company respectfully advises the Staff that Sprint purchased the equity holdings of one of Clearwire’s equityholders, Eagle River Holdings, LLC (“Eagle River”) for $100 million in cash. These holdings represented 30.9 million shares of Clearwire Corporation Class A Common Stock and 2.7 million shares of Clearwire Communications LLC Class B Interests. After the purchase, Sprint held a 50.4% non-controlling voting interest and a 2.1% non-controlling economic interest in Clearwire Corporations, as well as a 48.3% non-controlling economic interest in Clearwire Communications LLC.

In addition, based on information provided by Sprint, the Company respectfully advises the Staff that in Sprint’s opinion investments where Sprint maintains majority ownership but lacks the ability to exercise control over operational and financial policies of an investee are accounted for using the equity method. Sprint’s investment in Clearwire, before and after Sprint’s acquisition of Eagle River’s interest in Clearwire, does not provide Sprint with a controlling vote or the ability to control operating and financial policies of Clearwire based on the existing governance structure. A primary objective of Sprint’s proposed acquisition of the interests currently not owned by Sprint, and thus the purpose of the filing of the Schedule 13E-3 and Proxy Statement for Clearwire shareholder approval, is to eliminate the substantive participatory rights by minority holders in Clearwire and provide Sprint with the ability to obtain control of Clearwire, including the ability to have full decision making capabilities.

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Also, based on information provided by Sprint, the Company respectfully advises the Staff that before and after Sprint’s acquisition of Eagle River’s interest in Clearwire, Sprint does not maintain the unilateral ability to (i) select, terminate or set the compensation of Clearwire management responsible for implementing Clearwire’s operating policies and procedures or (ii) establish operating and capital decisions of Clearwire, including budgets, in the ordinary course of business.

Finally, based on information provided by Sprint, the Company respectfully advises the Staff that Sprint will continue to account for its ownership interests in Clearwire under the equity method of accounting given the substantive participative governance rights provided to the minority holders in Clearwire, which restrict Sprint from exerting control over Clearwire’s operations, until such time that Sprint obtains those rights.

Representations and Warranties, page 109

58.	Staff’s comment: We note your statement that the representations and warranties have been made solely for the benefit of the other parties to the merger agreement. Please revise to remove any implication that the merger agreement does not constitute public disclosure under the federal securities laws.

Response: Based on the Staff’s comment, the Company has revised the disclosure on page 116 to remove the implication that the Merger Agreement does not constitute public disclosure under the federal securities laws.

Cautionary Statement Concerning Forward-Looking Information, page 120

59.	Staff’s comment: Please delete the reference to the Private Securities Litigation Reform Act of 1995. Section 21E of the Exchange Act expressly states that the safe harbor provisions for forward-looking statements do not apply to statements made in connection with a going-private transaction.

Response: Based on the Staff’s comment, the Company has revised the disclosure on page 127 to delete the reference to the Private Securities Litigation Reform Act of 1995.

Parties to the Merger, page 121

60.	Staff’s comment: Please add, here or elsewhere, disclosure regarding SN UHC 1, SN UHC 4 and Sprint HoldCo pursuant to Item 1003 of Regulation M-A. The role and nature of these parties does not appear determinable from your disclosure. Please also advise why SN UHC 4 is not a filing person.

Response: Based on the Staff’s comment and information provided by Sprint, the Company has revised the disclosure on page 129 to add disclosure regarding SN UHC 1, SN UHC 4 and Sprint HoldCo. SN UHC 4 has been added as a filing person.

United States Securities and Exchange Commission

Division of Corporation Finance

Incorporation of Certain Documents by Reference, page 159

61.	Staff’s comment: You do not appear to be incorporating by reference all subsequently filed documents pursuant to Item 11(b) of Form S-4, although you appear to be providing information required by Item 14(c)(2) of Schedule 14A by utilizing Items 10 and 11 of Form S-4. Please advise.

Response: Based on the Staff’s comment, the Company has revised the language on page 171 to incorporate by reference all subsequently filed documents pursuant to Item 11(b) of Form S-4.

Selected Historical Consolidated Financial Data, page 138

62.	Staff’s comment: In light of the Form 10-K for the fiscal year ended December 31, 2012 filed on February 14, 2013, please update all financial and related information.

Response: Based on the Staff’s comment, the Company has revised the disclosure throughout the Proxy Statement to update all financial and related information for the fiscal year ended December 31, 2012.

Form of Proxy

63.	Staff’s comment: Please include the statement required by Rule 14a-4(e).

Response: Based on the Staff’s comment, the Company has revised the form of proxy to include the statement required by Rule 14a-4(e).

64.	Staff’s comment: On page 125, you appear to be reserving discretionary authority with respect to matters as to which a choice is not specified by the security holder, but you have not included on your form of proxy the disclosure required by Rule 14a-4(b)(1). Please advise.

Response: Based on the Staff’s comment, the Company has revised the form of proxy to include the disclosure required by Rule 14a-4(b)(1).

65.	Staff’s comment: The reservation of discretionary authority for such other business as may properly come before the meeting does not appear to be consistent with the standard set forth in Rule 14a-4(c)(3). Please revise your disclosure or advise.

Response: Based on the Staff’s comment, the Company has revised the form of proxy to delete the reservation of discretionary authority for such other business as may properly come before the meeting.

In connection with responding to the Staff’s comments, each filing person acknowledges that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Clearwire’s outside counsel, David Fox at (212) 446-4994 or Joshua Korff at (212) 446-4943.

Sincerely,

/s/ Erik Prusch

Erik Prusch

Cc:	David Fox, Esq.

Joshua Korff, Esq.

David Feirstein, Esq.